Exhibit 12.2

United Agri Products, Inc.

Pro Forma Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year 2004		Forty weeks Ended November 28, 2004		Twelve Months Ended November 28, 2004
Fixed Charges as Defined:
Interest expense	$31,347		$25,049		$32,546
One-third of lease expense	$13,397		$3,128		$6,302

Total fixed charges (A)	$44,744		$28,177		$38,848

Earnings as Defined:
Pretax income (loss)	$78,685		$41,753		$59,098
Add fixed charges (above)	$44,744		$28,177		$38,848

Earnings and fixed charges (B)	$123,429		$69,930		$97,946

Ratio of earnings to fixed charges (B/A)	2.76	x	2.48	x	2.52	x